                                      Filed by Pioneer Natural Resources Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company:  See List Below
                                                   Commission File No. 333-59094

Company

Parker & Parsley 81-I, Ltd.                                Parker & Parsley 88-A Conv., L.P.
Parker & Parsley 81-II, Ltd.                               Parker & Parsley 88-A, L.P.
Parker & Parsley 82-I, Ltd.                                Parker & Parsley 88-B Conv., L.P.
Parker & Parsley 82-II, Ltd.                               Parker & Parsley 88-B, L.P.
Parker & Parsley 82-III, Ltd.                              Parker & Parsley 88-C Conv., L.P.
Parker & Parsley 83-A, Ltd.                                Parker & Parsley 88-C, L.P.
Parker & Parsley 83-B, Ltd.                                Parker & Parsley Producing Properties 88-A, L.P.
Parker & Parsley 84-A, Ltd.                                Parker & Parsley Private Investment 88, L.P.
Parker & Parsley 85-A, Ltd.                                Parker & Parsley 89-A Conv., L.P.
Parker & Parsley 85-B, Ltd.                                Parker & Parsley 89-A, L.P.
Parker & Parsley Private Investment 85-A, Ltd.             Parker & Parsley 89-B Conv., L.P.
Parker & Parsley Selected 85 Private Investment, Ltd.      Parker & Parsley 89-B, L.P.
Parker & Parsley 86-A, Ltd.                                Parker & Parsley Private Investment 89, L.P.
Parker & Parsley 86-B, Ltd.                                Parker & Parsley 90-A Conv., L.P.
Parker & Parsley 86-C, Ltd.                                Parker & Parsley 90-A, L.P.
Parker & Parsley Private Investment 86, Ltd.               Parker & Parsley 90-B Conv., L.P.
Parker & Parsley 87-A Conv., Ltd.                          Parker & Parsley 90-B, L.P.
Parker & Parsley 87-A, Ltd.                                Parker & Parsley 90-C Conv., L.P.
Parker & Parsley 87-B Conv., Ltd.                          Parker & Parsley 90-C, L.P.
Parker & Parsley 87-B, Ltd.                                Parker & Parsley Private Investment 90, L.P.
Parker & Parsley Producing Properties 87-A, Ltd.           Parker & Parsley 90 Spraberry Private Development, L.P.
Parker & Parsley Producing Properties 87-B, Ltd.           Parker & Parsley 91-A, L.P.
Parker & Parsley Private Investment 87, Ltd.               Parker & Parsley 91-B, L.P.


                                 ***IMPORTANT***

         We have not received your proxy card with your voting instructions. We are concerned that it may be held up in the US mail, and the Special Meeting of Limited Partners, which is scheduled for December 20, 2001, is quickly approaching. Even if you have already mailed a proxy card, you should sign and send back the enclosed proxy card by one of the two methods described below in order to insure that your vote is counted.

BY FAX:

         Please fax your proxy card to (212) 809-8839. If you do not have a fax, please use either a work place (if permitted) or family member's machine to send in your proxy. Please act now to insure that your vote is counted.

BY FEDERAL EXPRESS:

         Included in your package is a Federal Express return. Please sign, date and send back your proxy in the Federal Express envelope enclosed. You can either drop this in a Federal Express drop box or call the toll free number -
(800) 463-3339 - for a free pick up.

         When Federal Express's automated attendant answers your call, press the " * " key to get a live attendant. After the live attendant answers, you will need to give them your name and address, and they will schedule a pick up. Please act now to insure that your vote is counted.

         Should you have any difficulties regarding your Federal Express returns, please contact D.F. King at (800) 848-2998 and they will gladly assist you in getting your vote in.

PLEASE ACT TODAY -- EVEN IF YOU HAVE PREVIOUSLY MAILED YOUR CARD, PLEASE TAKE A MOMENT NOW TO VOTE YOUR PROXY

YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, INCLUDING INFORMATION ABOUT (1) THE DIRECT AND INDIRECT INTEREST OF PIONEER NATURAL RESOURCES USA, INC. AND PIONEER NATURAL RESOURCES COMPANY AS PARTICIPANTS IN THE MERGER, (2) OUR OWNERSHIP OF INTERESTS IN THE LIMITED PARTNERSHIPS, AND (3) OUR CONFLICTING INTERESTS IN RECOMMENDING THE MERGER. A COPY OF THE PROXY STATEMENT/PROSPECTUS MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST FROM PIONEER NATURAL RESOURCES COMPANY, 5205 NORTH O'CONNOR BLVD., SUITE 1400, IRVING, TEXAS 75039, ATTENTION: INVESTOR RELATIONS. YOU MAY ALSO OBTAIN THE FINAL PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGERS FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT WWW.SEC.GOV.